

June 27, 2014

Via E-mail
Sergio Marchionne
Chairman
Fiat Investments N.V.
240 Bath Road
Slough SL1 4DX
United Kingdom

> **Re: Fiat Investments N.V.**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted June 20, 2014**
> **CIK No. 0001605484**

Dear Mr. Marchionne:

We have reviewed your responses to the comments in our letter dated June 13, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Risk Factors, page 9

Our profitability depends on reaching certain minimum vehicle sales volumes, page 9

1. We note your response to prior comment 1 and your revised disclosure on page 129. So that investors can better assess the risk presented, please illustrate quantitatively the impact that changes in the relative mix of sales of smaller cars compared to trucks and SUVs would have on EBIT.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 76

Unaudited Pro Forma Income Statement for the Year Ended December 31, 2013, page 78

Footnote (3), page 78

2. We note your disclosure in footnote (3) that the principal amounts set forth above have been translated into Euro using the applicable exchange rate at March 31, 2014 for illustrative purposes only. In light of the fact that these adjustments relate to the pro forma income statement for the year ended December 31, 2013, please explain to us why you have used the exchange rate at March 31, 2014 to calculate the adjustments.

Unaudited Interim Financial Statements of Fiat S.p.A for the Three Months Ended March 31, 2014

Statements of Changes in Equity, page F-6

3. We note from your response to our prior comment 13 that the adjustment of €518 million is calculated as 41.5% of the Chrysler remeasurement of the defined benefit plan reserve of €1,248 following the acquisition of the non-controlling interest in January 2014. Please explain to us where this €1,248 Chrysler remeasurement amount is disclosed in the filing. If the amount is not disclosed, please revise to disclose the nature of the remeasurement and how the €1,248 amount was calculated or determined.

Exhibit 5.1

4. Please have counsel provide a legality opinion regarding the special voting shares.

5. Counsel may not expressly limit the scope of documents examined in connection with its opinion. Please have counsel clarify that it has reviewed all other documents it deems necessary to render its legal opinion.

6. Refer to Section 4.4 on page 3. Counsel's statement that any issue of interpretation or liability regarding the opinion will be governed by Dutch law and be brought exclusively before the competent court in Rotterdam, the Netherlands inappropriately limits reliance by purchasers in the offering and appears inconsistent with the jurisdictional provisions of the federal securities laws. Please have counsel revise accordingly or, alternatively, provide us with a legal basis for inclusion of this language. Similarly, please have counsel revise the last paragraph of Exhibit 8.3 with respect to the courts of England and Wales.

Schedule 2

7. Refer to Section 1.3 on page 6. Please have counsel remove this section as it is inappropriate to make such assumptions regarding the company. Similarly, please have counsel remove Section 2.2 on page 8 of Schedule 3 as it is inappropriate to make such assumptions.

8. Refer to Section 3.2 on page 7. Please have counsel clarify that this section excludes the company.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ Justin Dobbie for

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
       Scott D. Miller, Esq.
       Sullivan & Cromwell LLP